Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

Nine Months Period Ended October 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended October 31, 2006.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets
October 31, 2006 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

	Note	October 31	January 31
		2006	2006
Assets
Current
Cash and cash equivalents		$111,625	$5,922,795
Accounts receivable		465,616	-
Refundable tax credits		67,845	56,348
Advances to related parties	11	336,309	-
Prepaid expenses and deposits		133,237	40,667
Total current assets		1,114,632	6,019,810
Restricted cash	3	1,162,800	-
Construction in process	4	5,451,486	2,803,407
Property and equipment deposits	5	268,241	839,819
Property and equipment	6	16,483,344	2,684,057
Land lease	6	1,641,778	-
Total Assets		$26,122,281	$12,347,093
Liabilities
Current
Accounts payable and accrued liabilities		$2,918,393	$466,225
Loans payable	7	15,581,293	408,865
Total liabilities		18,499,686	875,090
Contingencies and commitments	13
Shareholders' Equity
Share Capital	8	21,575,407	21,490,117
Share subscriptions receivable	11	133,400	(129,100)
Contributed surplus	9	3,180,427	2,645,011
Deferred share bonus expense	11	(182,248)	(418,000)
Deficit accumulated in the development stage		(17,084,391)	(12,116,025)
Total shareholders equity		7,622,595	11,472,003
Total Liabilities and Shareholders Equity		$26,122,281	$12,347,093
Continued Operations	1
The accompanying notes are an integral part of these financial statements

On behalf of the board:

"Jeffrey Ciachurski"	"Claus Andrup"

Jeffrey Ciachurski	Claus Andrup
(Chief Executive Officer and Director)	(Director)

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Periods Ended October 31, 2006 and October 31, 2005
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

		Three Months Ended		Nine Months Ended
		October 31	October 31	October 31	October 31
	Note	2006	2005	2006	2005
Revenues		$861,471	$-	$912,296	$-
Direct project costs		721,279	-	778,455	-
Gross margin		140,192	-	133,841	-
Expenses
Advertising, promotion and communications		26,149	20,291	132,841	161,338
Amortization-equipment		1,078,033	16,996	1,111,093	35,625
Bonuses	11	78,584	1,350,000	235,752	1,350,000
Consulting and directors' fees	11	257,644	206,307	592,125	613,676
Interest and bank charges		507,735	44,060	530,432	81,780
Management fees	11	45,000	59,501	135,000	113,000
Office and secretarial	11	20,588	26,086	57,991	73,261
Professional fees		403,296	21,545	660,302	158,147
Regulatory fees		7,411	19,407	20,539	43,819
Rent	11	17,486	15,423	44,801	53,166
Stock based compensation	8	318,251	141,500	328,510	391,250
Telephone		9,573	7,015	31,806	25,403
Travel and automotive	11	100,916	27,954	212,156	176,726
		2,870,666	1,956,085	4,093,348	3,277,191
Loss before the following:		(2,730,474)	(1,956,085)	(3,959,507)	(3,277,191)
Adjustments
Project abandonment costs	12	(936,084)	-	(936,084)	-
Interest income		40,837	-	89,255	-
Write off of advances receivable	11	-	-	(7,203)	-
Foreign exchange gains or losses		(96,298)	-	52,079	-
Loss for the period		(3,722,019)	(1,956,085)	(4,761,460)	(3,277,192)
Prior year adjustment:
Stock based compensation	8	(206,906)	-	(206,906)	-
Deficit, beginning of period		(13,155,466)	(8,529,816)	(12,116,025)	(7,208,710)
Deficit, end of period		$(17,084,391)	$(10,485,901)	$(17,084,391)	$(10,485,901)
Loss per share-basic and diluted		$(0.16)	$(0.12)	$(0.20)	$(0.20)
Weighted average number of common shares
Outstanding-basic and diluted		$23,754,789	16,979,672	23,754,789	16,068,953
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Statements of Operation and Deficit
For the Periods Ended October 31, 2006 and October 31, 2005
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	October 31	October 31	October 31	October 31
	2006	2005	2006	2005
Cash flows from (used in) operating activities
Loss for the period	$(3,722,019)	$(1,956,085)	$(4,761,460)	$(3,277,191)
Adjustments for items not requiring cash
Amortization	1,078,033	16,996	1,111,093	35,625
Stock based compensation expense	525,157	141,750	535,416	391,250
Bonuses paid in shares	78,584	1,350,000	235,752	1,350,000
Project abandonment costs	936,084	-	936,084	-
	(1,104,161)	(447,339)	(1,943,155)	(1,500,316)
Change in non-cash working capital items
Refundable tax credits	(21,929)	(4,341)	(11,497)	35,265
Accounts receivable	(245,544)	-	(265,616)	-
Prepaid expenses	(119,791)	-	(92,570)	816
Accounts payable and accrued liabilities	2,165,407	(18,110)	2,452,168	129,392
Net cash used in operating activities	673,982	(469,790)	(139,370)	(1,334,843)
Cash flows from (used in) financing activities
Proceeds from share issuances and subscriptions	133,400	1,815,540	218,690	3,325,284
Receivable from related parties	(138,477)	859	(407,209)	911
Loan payable	15,345	649,000	15,172,428	514,000
Promissory note	-	-	-	(2,154)
Net cash used in financing activities	10,268	2,465,399	14,983,909	3,838,041
Cash flow used in investing activities
Purchase of property and equipment	(85,548)	(265,485)	(14,934,067)	(374,684)
Purchase of lease rights	-	-	(1,683,874)	-
Construction in progress	(984,465))	(94,521)	(3,725,285)	(506,078)
Deposit on real estate purchase	28,078	(649,000)	571,577	(649,000)
Investment deposit	-	-	(1,162,800)	-
Net cash used in investing activities	(1,041,935)	(1,009,006)	(20,934,449)	(1,529,762)
Increase (decrease) in cash and cash equivalents	(357,685)	986,603	(5,811,170)	973,436
Cash and cash equivalents, beginning of period	469,310	18,363	5,922,795	31,531
Cash and cash equivalents, end of period	$111,625	$1,004,967	$111,625	$1,004,967
Supplemental disclosure of cash flow information:
Interest paid in cash	$80	$-	$22,777	$
Income taxes paid in cash	$-	$-	$-	$-
The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the "Company") is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. ("EWP"), Verde Resources Corporation ("Verde"), Aero Energy, LLC ("Aero") and Mesa Wind Power Corp. ("Mesa Wind").

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management's plan in this regard is to raise equity financing as required.

2.	Significant Accounting Policies
a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant inter-company accounts and transactions have been eliminated.

b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

c)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at the purchase date of less than three months.
d)	Property and Equipment
Land is recorded at cost plus site investigation, legal and title insurance costs.

Equipment consists of wind equipment, furniture and equipment, and vehicles. It is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful life of 5 years using the straight-line method.

e)	Construction in Process

Construction in process costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company's ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at October 31, 2006, the Company has not commenced commercial operations of its projects that are under construction.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)
f)	Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

g)	Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value.

h)	Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at October 31, 2006 and January 31, 2006, the Company did not have any asset retirement obligations.

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

j)	Foreign Currency Translation

Assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in income (loss) for the period.

k)	Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the quarter ended October 31, 2006, the stock options and share purchase warrants, as disclosed in note 8, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (Continued)
l)	Stock based compensation

The Company follows the Canadian Institute of Chartered Accountants' Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to employees and directors of the Company require the application of the fair value method, as recommended by the Canadian Institute of Chartered Accountants. All stock option awards granted to employees and directors of the Company after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company's stock.

3.	Restricted Cash
The Company has placed $1,162,800 (US$1,000,000) to secure a letter of credit to Southern California Edison as required by the Power Purchase Agreement dated March 5, 2005.
4.	Construction in Process
	October 31	January 31
	2006	2006
Grand Manan 20 MW Project	$-	$689,609
Steel Park 15 MW Project	4,958,737	2,015,269
Windstar 120 MW Project	260,259	98,529
Windridge Repowering Project	197,732	-
Mesa Wind Repowering Project	34,758	-
	$5,451,486	$2,803,407

The Company has interests in the following projects:
Grand Manan 20 MW Project

On September 29, 2004, the Company's wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement ("PPA") with New Brunswick Power that provides for the sale to New Brunswick Power of the available output of 20 Megawatts (MW) of wind power for a period of 20 years from its new wind farm to be located on Grand Manan Island, New Brunswick.

The PPA required that the facility be placed in service by October 31, 2006. As a result, the PPA with New Brunswick Power has been terminated, all costs of the project have been written off and the letter of credit issued to New Brunswick Power was called.

Steel Park 15 MW Project

On May 3, 2004, the Company's wholly owned subsidiary, Verde, entered into a Master PPA with Arizona Public Service Company ("APS"), a company organized under the laws of the State of Arizona. Pursuant to the Master PPA, APS will purchase from Verde the available output of 15 MW's of wind power for a period of 10 years from its new wind farm to be located near Kingman, Arizona.

The project was being developed jointly with Pacific Hydro Limited ("Pacific Hydro"). In September 2006, Pacific Hydro advised the Company that it did not want to complete the project at this time. The Company is reviewing its options with respect to the completion of the project.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

4.	Construction in Process (Continued)

Windstar 120 MW Project

In March 7, 2005, the Company's wholly owned subsidiary, Aero, entered into a formal PPA with Southern California Edison Company ("Edison") for the sale to Edison of the available output of up to 120 MW's of wind power for a period of 20 years from its new wind farm located in Tehachapi, California.

Windridge Project

The Company purchased the 4.5 MW Windridge Project on February 17, 2006 and is in the process of repowering the project. The capitalized costs include the amount allocated to the cost of the turbines and engineering costs.

Mesa Wind Repowering Project

On July 25, 2006, the Company's wholly owned subsidiary, Verde, acquired the common shares of PAMC Management Corporation ("PAMC"). PAMC's assets include a lease of approximately 440 acres close to Palm Springs, California, with the Bureau of Land Management that expires in 2013, 460 Vestas 65 kW turbines that were installed over 20 years ago and the assignment of a standard offer contract Southern California Edison that expires in 2011.

The Company plans on developing a 50 MW wind farm on the site and has commenced development work to enter into a new 30 year lease.

The Company has incurred initial construction costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, preliminary engineering, transmission and wind turbine acquisition.

5.	Property and Equipment Deposits
		October 31	January 31
		2006	2006
	Windridge	$-	$670,798
	Windstar	29,867	43,546
	Steel Park	238,374	125,475
		$268,241	$839,819

Windridge

On July 5, 2005, the Company entered into an agreement to purchase the Windridge land and wind turbines and an assignment of a power purchase agreement with Edison for US$825,000 (CDN$985,875) and secured the purchase by advancing US$550,000 (CDN$657,250) to the title insurance company. At January 31, 2006, the legal, title insurance and environmental report costs were capitalized.

On February 17, 2006, the purchase of the wind farm was completed by the transfer of the funds held by the title insurance company to the vendor and by the grant of a US$275,000 (CDN$328,625) first mortgage convertible into shares at CDN$1.40 per share at the holder's option, due in two years and with interest payable annually at 8% per year.

Windstar

At January 31, 2006, the Company had entered into agreements to purchase land for the Windstar project in Tehachapi, California for US$36,440 (CDN$43,546). The funds to complete the purchase were deposited with the title insurance company. The transactions closed in September 2006.

On September 27, 2006, the Company entered into an agreement to purchase land for US$95,000, payable by a deposit of US$1,500 (CDN$1,693), vendor financing of US$71,250 amortized over 3 years with interest at 8% and US$22,250 on closing. The closing of the transaction has been extended to January 27, 2007.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

5.	Property and Equipment Deposits (Continued)

On August 4, 2006, the Company entered into an agreement to purchase land for US$250,000, payable by a deposit of US$25,000 (CDN$28,174), vendor financing of $175,000 payable over two years with interest and US$50,000 on closing. The vendor has informed the Company that it does not want to proceed with the transaction and the Company has commenced a lawsuit for performance of the purchase agreement.

Steel Park

On December 5, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provided for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US$105,000 (CDN$116,025) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. On December 5, 2006, the purchase price of the land was increased to US$1,638,746 and the vendor agreed to provide US$825,000 mortgage payable on June 6, 2007 with interest at 7% and the transaction was completed by the payment of US$603,746 on closing.

The Company entered into an agreement to purchase land near Kingman, Arizona for US$350,000 (CDN$395,815) subject to the completion of satisfactory due diligence. The purchase agreement provided for a refundable deposit of US$10,000 (CDN$11,309). The agreement was extended by the conversion of the refundable deposit to a non-refundable deposit. Subsequently, the Company decided not to purchase the land and the deposit was forfeited.

6.	Property and Equipment
		Accumulated	Net Book
	Cost	Amortization	Value
October 31, 2006
Land	$3,730,654	$-	$3,730,654
Building	62,040	931	61,109
Wind equipment	13,723,119	1,078,265	12,644,854
Furniture and equipment	51,604	19,319	32,285
Vehicles	19,255	4,813	14,442
	$17,586,672	$1,103,328	$16,483,344
January 31, 2006
Land	$2,453,406	$ -	$2,453,406
Wind equipment	248,241	81,004	167,237
Furniture and equipment	52,833	17,160	35,673
Vehicles	32,686	4,945	27,741
	$2,787,166	$103,109	$2,684,057

On July 25, 2006, the Company acquired, through a subsidiarty, the common shares of PAMC for US$13,400,000 (CDN$15,321,456) plus closing costs of US$129,365 (CDN$147,657). PAMC's assets ("Mesa Wind Project") include a lease of 440 acres of land near Palm Springs, California expiring in 2013 with the right to enter into a new lease agreement, 460 Vestas 65 kW turbines and an assignment of a power purchase contract with Southern California Edison expiring in 2011. For financial statement purposes, the purchase price has been allocated as follows:

	Wind turbines	$13,723,199
	Buildings	62,040
	Land lease and wind rights	1,683,874
	$15,469,113

The Company has acquired a lease of approximately 440 acres of land near Palm Springs, California with the Bureau of Land Management to develop and produce wind energy. The lease expires on January 26, 2013 and the leaseholder has a preferential right to renew the lease for a 30 year term. The land lease requires annual payments equal to the greater of US$78,894. At the end of the lease, the Company has the obligation to remove all structures, equipment and machinery.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

7.	Loans Payable
	October 31	January 31
	2006	2006
Windridge Deposit Loan	$-	$366,239
Windridge Acquisition Loan	308,743	-
Windstar Mortgages	228,370	-
Mesa Wind Acquisition Loan	15,044,180	-
Quail Springs Mortgage	-	42,626
	$15,581,293	$408,865
Windridge Deposit Loan

The Company entered into an agreement to borrow US$550,000 (CDN$657,250) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued at a deemed price of $1.60 per share in connection with the transaction. The balance at January 31, 2006 was US$321,554 (CDN$366,239). The loan was repaid on April 30, 2006.

Windridge Acquisition Loan

The Company entered into an agreement to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The purchase was financed by a mortgage of US$275,000 (CDN$308,743) with interest payable annually at the rate of 8% and principal due on February 16, 2008. The loan and accrued interest is convertible into common shares at a price of $1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. Accrued interest on the loan amounts to US$13,622 (CDN$15,293).

Windstar Mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California for US$207,500 (CDN$232,960). The mortgages are payable in blended monthly payments with interest at rates from 6.5% to 8% and in 3 to 7 years.

Mesa Wind Acquisition Loan

The acquisition of PAMC was financed by a loan from Pacific Hydro Limited of US$13,400,000 (CDN$15,044,180). The loan was to be repaid by US$7 million private placement and conversion of the balance of the loan into non-voting and non-dividend bearing preferred shares at the option of Pacific Hydro. Pacific Hydro did not exercise its option to subscribe to the private placement or to convert the balance of the loan to preferred shares and the loan is repayable on December 31, 2006 with interest at LIBOR plus 6%. The loan is secured by the common shares of Mesa Wind Power Corporation and a charge on all of the assets of Mesa Wind Power Corporation. If the Company fails to repay the loan, the ownership of the shares of Mesa Wind Power Corporation will be transferred to Pacific Hydro Limited.

Pacific Hydro has commenced litigation to order the transfer of a one-half of the commons shares of Mesa Wind Power Corporation, immediately, and the remaining one-half of the common shares at December 31, 2006. The Company has issued at Statement of Defence and Counterclaim that alleges that Pacific Hydro has obstructed its ability to raise equity and debt financing to repay the loan and to have the Maturity Date extended to six months after the settlement of litigation between the two parties.

The accrued interest on the Mesa Wind Acquisition Loan from July 25, 2006 to October 31, 2006 at 11.38% amounts to US$409,790 (CDN$ 455,797).

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

7.	Loans Payable (Continued)
Quail Springs Mortgage

The note payable of $42,626 (2005-$58,558) represents the amount due to an arm's length third party. The note payable is secured by a first charge on property having an original cost of US$111,000, bears interest at a rate of 10% per annum and is due on demand. On February 13, 2006, the note payable was repaid in full with interest.

8.	Share Capital
a)	Authorized: Unlimited common shares without par value.
	Unlimited class A preferred shares without par value.
b)	Issued: Common shares
		Shares	Amount
	Balance, January 31, 2005	14,645,935	$8,981,033
	Cash transactions
	Private placement at $0.82 per unit, net of issuance costs of $15,000	1,181,148	953,540
	Exercise of warrants at $1.60 per share	227,000	363,200
	Exercise of options at $0.20	55,000	11,000
	Exercise of warrants at $1.80 per share	5,000	9,000
	Private placement at $1.50 per share net of issuance
	costs net of issuance costs of $109,520	6,856,133	10,174,680
	Exercise of options at $1.20 per share	30,000	36,000
	Exercise of warrants at $1.03 per share	365,853	376,829
		8,720,134	11,924,249
	Non-cash transactions
	Bonus shares at a deemed price of $1.50 per share	83,290	124,935
	Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000
	Bonus shares at deemed price of $1.60	82,500	132,000
	Transfer from contributed surplus on exercise of options	-	27,900
		348,720	584,835
		9,068,854	12,509,084
	Balance, January 31, 2006	23,714,789	21,490,117
	Cash transactions
	Exercise of warrants at $2.10	8,000	16,800
	Exercise of warrants at $1.80	15,000	27,000
		23,000	43,800
	Balance, April 30, 2006	23,737,789	21,533,917
	Cash transactions	8,000	16,800
	Exercise of warrants at $2.10 per share	3,000	3,090
	Exercise of warrants at $1.03 per share	12,000	21,600
	Exercise of warrants at $1.80 per share	23,000	41,490
	Balance, July 31, 2006 and October 31, 2006	23,760,789	$21,575,407

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)
c)

750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the BC Securities Commission or the TSX Venture Exchange. The escrow shares can be cancelled if they are not released before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,953 shares are held in escrow, subject to the recipient's continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement.

d)	Share purchase warrants outstanding as at October 31, 2006:
	Number of	Exercise	Expiry
	Warrants	Price	Date
	116,661	2.10	December 13, 2006
	119,000	1.03	March 1, 2007
	175,000	1.03	March 9, 2007
	18,295	1.03	March 10, 2007
	500,000	1.03	March 31, 2007
	403,000	1.80 (1st year)	June 15, 2006
		2.20 (2nd year)	June 15, 2007
	666,667	1.60	October 24, 2007
	441,133	1.60 (1st year)	December 5, 2007
		2.20 (2nd year)	December 5, 2008
	1,000,000	1.60	January 27, 2008
	4,333,333	1.60	January 31, 2008
	7,773,089
Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2006 were granted in conjunction with private placements of common shares, and are exercisable at the holder's option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

	Number of	Exercise	Expiry
	Warrants	Price	Date
	119,000	$1.03	March 1, 2007
	175,000	1.03	March 9, 2007
	384,148	1.03	March 10, 2007
	500,000	1.03	March 31, 2007
	403,000	1.80 (1st year)	June 15, 2006
		2.20 (2nd year)	June 15, 2007
	666,667	1.60	October 24, 2007
	441,133	1.60 (1st year)	December 5, 2006
		2.20 (2nd year)	December 5, 2007
	1,000,000	1.60	January 27, 2008
	4,333,333	1.60	January 31, 2008
	8,022,281

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)
e)	The Company has a stock option plan (the "Plan") and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

During the third quarter of the 2006 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to consultant at $2.05 per share.

In the third quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the second quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled.

During the year ended January 31, 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The Company recorded $328,500 of stock-based compensation expense on options vested in the nine months ended October 31, 2006 (January 31, 2006-$329,881).

During the year, the Company made an adjustment for unaccounted stock options from previous years for 450,000 shares and recorded $206,000 as prior year adjustment for stock base compensation expenses for previous years.

A summary of stock option information as at October 31, 2006 is as follows:
Weighted Average
Shares	Exercise Price
Options granted at January 31, 2004	1,812,500	1.57
Granted	350,000	1.45
Exercised	(207,500)	0.31
Options outstanding at January 31, 2005	1,955,000	1.55
Granted	500,000	1.49
Exercised	(85,000)	0.55
Expired/forfeited	(350,000)	1.52
Options outstanding at January 31, 2006	2,020,000	1.46
Adjustments	350,000	1.24
Granted	875,000	1.25
Options outstanding at October 31, 2006	3,245,000	$1.39
Options Outstanding	Options Exercisable
Weighted
Average	Weighted	Weighted
Range of	Remaining	Average	Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life (yrs.)	Price	Exercisable	Price
$0.01	$1.00	300,000	0.75	$0.80	300,000	$0.80
$1.01	$2.00	2,670,000	3.06	$1.36	1,970,000	$1.40
$2.01	$3.00	275,000	2.22	$2.40	262,500	$2.51
3,245,000	2.77	$1.39	2,532,500	$1.44

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

8	Share Capital (Continued)
f)

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2006-4%), dividend yield 0% (2006-0%), volatility of 66% (2006-76% and expected lives of approximately 5 years (2006-5 years). The weighted average fair value of stock options granted during the nine months ended October 31, 2006 was $0.87 (2006-$1.06).

9.	Contributed Surplus
	Contributed Surplus has changed as follows:
		October 31	January 31
		2006	2006
	Balance, beginning of the year	$2,645,011	$1,643,030
	Stock-based compensation expense	535,416	329,881
	Bonus payable by issuance of 426,829 shares (see note 13d)	-	700,000
	Transfer to share capital on exercise of stock options	-	(27,900)
		$3,180,427	$2,645,011
10.	Income Taxes
		October 31	January 31
	Income taxes:	2006	2006
	Current	$-	$11,919
	Future	-	-
		$-	$11,919

At January 31, 2006, the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6.4 million which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $2.0 million which expire at various times commencing in 2007.

The tax impact of the losses has not been recorded in the consolidated financial statements.
11.	Related Party Transactions
a)	The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:
		October 31	January 31
		2006	2006
	Consulting and directors' fees	$309,065	$458,642
	Bonuses	235,752	920,687
	Management fees	135,000	131,725
	Office and secretarial	27,000	37,000
	Rent	26,287	26,000
	Travel and automotive	18,082	34,139
	Financing costs	-	256,935
	Interest	483,545	98,407
		$1,244,731	$1,963,535
b)

Subscriptions receivable (received) from the spouse of a director of the Company is nil (2006-($129,100). In the current quarter, the subscription receivable was transferred to advances to related parties.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005, and January 31, 2006 (Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

11	Related Party Transactions (Continued)
c)

Write off of advances receivable of $7,203 (2006-$89,795;) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers.

However, at this time, recoverability of the amounts written-off is uncertain.
d)

During the year ended January 31, 2006, a bonus of $700,000 (2005-$nil; 2004-$nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares at a deemed price of $1.64. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 has been expensed in the year-ended January 31, 2006 and $58,250 in the three months ended October 31, 2006 and $174,750 for the nine months ended October 31, 2006. At January 31, 2006, $293,000 was deferred and at October 31, 2006, $127,574 was deferred and will be amortized to expense pursuant to the terms of the agreement.

e)

During the year ended January 31, 2006, the Company paid a bonus of $300,000 to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 has been expensed in the year ended January 31, 2006 and $18,058 has been expenses in the three months ended October 31, 2006 and $54,174 for the nine months ended October 31, 2006. At January 31, 2006, $125,000 had been deferred and October 31, 2006, $54,674 has been deferred and will be amortized to expense pursuant to the terms of the agreement.

f)

A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) for the year ended January 31, 2006 and US$11,877 (CDN $13,659) for the three months ended April 30, 2006. The loan was repaid in April 2006.

g)

The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) during the year ended January 31, 2006 and US$12,249 (CDN $14,086) for the three months ended July 31, 2006. On April 9, 2006, the letter of credit was released.

h)

The Company loaned the spouse of an officer and director $200,000. The loan was repaid subsequent to October 31, 2006 with interest at prime plus 2%. Interest charged on the loan for the period ending October 31, 2006 was $11,777.

i)	An officer and director was advanced $109,647 during the period ended October 31, 2006. The advance was repaid with interest at prime plus 2% subsequent to October 31, 2006.
j)	An officer and director was advanced $23,590 during the period ended October 31, 2006. The advance will be repaid before January 31, 2007 with interest at prime plus 2%.
k)

Pacific Hydro Limited, the owner of approximately 26% of the common shares of the Company, provided a loan of US$13,400,000 (CDN$15,044,180) to acquire the Mesa Wind Power Project. The loan bears interest at LIBOR plus 6% and is repayable on December 31, 2006. Interest accrued on the loan for the period ending October 31, 2006 is US$409,790 (CDN$455,797).

Related party transactions are in the normal course of operations, with the exception of the loan to the spouse of an officer and director of $200,000 and to the officer and director of $109,647, and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

12.	Write off of Grand Manan Project

The Company had a Power Purchase Agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter credit and the Company owes a third party $200,000 for providing security for the letter of credit. Since the Power Purchase Agreement was terminated, the Company has written off $936,084 related to project costs and other assets of Eastern Wind that the Company believes are unrecoverable.

13.	Commitments and Contingencies
a)

In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company's assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,162,000) in cash.

b)

The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.60 per share at the holder's option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed on February 2006.

c)

In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) plus interest at 7% prior to December 5, 2006. The Company has made both non-refundable deposit payments. Subsequent to the October 31, 2006, the agreement was amended to provide for the increase of the purchase price to US$1,638,476 and for the vendor to grant a mortgage of US$825,000 due on June 6, 2007 with interest at 7%. The purchase of the land closed on December 6 2006.

d)

During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

e)

The Company is being sued by a former director of EWP for 50,000 stock options that were not recognized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable.

f)

The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

13.	Commitments and Contingencies (Continued)
g)

In March 2006, the Company entered into an agreement to purchase wind turbines from Mitsubishi Power Systems Inc. Subsequent to that transaction, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW. The initial term sheet for the transaction was signed in November 2005. In April 2006, the agreement was assigned to Steel Park, LLC. Pursuant to the operating agreement, Pacific Hydro Limited was to provide the funding to secure the balance of the turbine supply contract. On September 30, 2006, Pacific Hydro advised the Company that they did not intend on completing the project at this time and would not contribute any further capital to the project. The Company is reviewing its alternatives with respect to the completion of the project.

h)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

i)

The Company has a lease with the Bureau of Land Management that expires in 2013 and the Company has the right to enter into a new 30 year lease. The lease requires payments equal to the greater of US$78,478 and 2% of revenues. The Company is committed to the removal of any structure, equipment and machinery at the end of the lease.

j)

On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not accept the issue of US$7 million in common shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan is December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

k)

On November 8, 2006, Pacific Hydro has commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.60 per share. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the redemption of securities is provided for in the Subscription Agreement entered into by Pacific Hydro rather than the Exclusivity Deed and that the Exclusivity Deed expired on or about January 15, 2006 or if it did not expire, the Exclusivity Deed does not provide sufficient detail to be considered a contract. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that the allegations made by Pacific Hydro in their Statement of Claim do not have any merit.

l)

The Company entered into an agreement with Pacific Hydro in January 2006 to jointly develop wind farms conditional on the completion of satisfactory due diligence and mutual agreement of both parties to a joint venture agreement. On December 19, 2006, Pacific Hydro has commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California with out their participation. The Company is claiming that the Alliance Term Sheet embodies the agreement between the parties, the agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company is preparing its Statement of Defence and Counter Claim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro. Management believes that the allegations made by Pacific Hydro in their Statement of Claim do not have any merit.

m)

The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,051 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the lease.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)
________________________________________________________________________________
13.	Commitments and Contingencies (Continued)
n)

The Company entered into a right of way grant with the Bureau of Land Management for three years on March 10, 2004 for 22,188 acres of land for $22,347 per year. The Company plans on abandoning the right of way.

14.	Non-cash Financing Activities

During the year ended January 31, 2006, the Company issued 83,290 shares at a deemed price of $1.50 per share in connection with the letter of credit for USD$500,000 provided to Southern California Edison and 82,500 shares at a deemed price of $1.60 per share were issued in connection with the US$550,000 loan to secure the purchase of the Windridge property.

15.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash and cash equivalents, refundable tax credits, deposits, accounts payable and accrued liabilities, advance from Clean Power Income Fund, loans payable and the note payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.
16.	Subsequent Events
a)

At the Company's annual general meeting, the Loan Repayment Private Placement was approved by the Shareholders. The Company was not advised by Pacific Hydro Limited that it would participate in a US$7,000,000 private placement to reduce the loan. Therefore, the entire loan is repayable on December 31, 2006.

b)

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,638,746. The Company entered into a US$825,000 mortgage with the vendor that is payable with interest at 7% per year on June 6, 2007.

c)

The spouse of an officer and director advanced the Company $630,000 to finance the purchase of the 1,128 acres near Kingman, Arizona. The advance repaid outstanding advances to the spouse and the officer. Subject to the approval of the TSX Venture Exchange, the balance of the advance bears interest at LIBOR plus 5.98% per year and is convertible into shares at the $1.07 per share to November 30, 2008 and the Company agreed to pay bonus of 146,500 shares at a deemed price of $0.86 per share.

Western Wind Energy Corp.
(A Development Stage Company)
Notes to Consolidated Financial Statements
For the Periods Ended October 31, 2006 and 2005 and January 31, 2006
(Unaudited-Prepared by Management)
(Expressed in Canadian Dollars)

16.	Subsequent Events (Continued)
d)

On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not accept the issue of US$7 million in common shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan is December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

e)

On November 8, 2006, Pacific Hydro has commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.60 per share. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the redemption of securities is provided for in the Subscription Agreement entered into by Pacific Hydro rather than the Exclusivity Deed and that the Exclusivity Deed expired on or about January 15, 2006 or if it did not expire, the Exclusivity Deed does not provide sufficient detail to be considered a contract. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim lacks merit.

f)

On December 19, 2006, Pacific Hydro has commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California with their participation. The Company is claiming that the Alliance Term Sheet embodies the agreement between the parties, the agreement relates solely to the development of wind farms, not to the sale, leasing or use of property as security for loans and any development is subject to the mutual agreement of the proposed development by both parties. The Company is preparing its Statement of Defence and Counter Claim with respect to this action. Management does not believe that the allegations have any merit.

17.	Segmented Information

The Company is involved in the acquisition and development of wind farms, primarily in the United States. The Company is in the development stage, but has reportable segment revenues and operating results for the nine months ended October 31, 2006.

	October 31, 2006	Canada	US	Total
	Current assets	$447,295	$667,337	$1,114,632
	Project development costs	-	5,451,486	5,451,486
	Restricted cash	1,162,800	-	1,162,800
	Property and equipment deposits	-	268,241	268,241
	Property and equipment	28,026	16,455,318	16,483,344
	Land lease	-	1,641,778	1,641,778
	Total assets	$1,638,121	$24,484,160	$26,122,281
	Revenues	$-	$912,296	$912,296
	Loss for the period	$(3,200,695)	$(1,560,765)	$(4,761,460)
	January 31, 2006	Canada	US	Total
	Current assets	$5,986,110	$33,700	$6,019,810
	Project development costs	689,609	2,113,798	2,803,407
	Property and equipment deposits	-	839,819	839,819
	Property and equipment	114,440	2,569,617	2,684,057
	Total assets	$6,790,159	$5,556,934	$12,347,093